UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                           OPEXA THERAPEUTICS, INC.
                           ------------------------
                               (Name of Issuer)


                    Common Stock, $.05 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   68372T103
                            ----------------------
                                (CUSIP Number)


                                 June 20, 2006
                            ----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [X]   Rule 13d-1(b)

                              [ ]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages
                            Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 68372T103                                          Page 2 of 11 Pages
.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR FINANCIAL LLC
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .................................................
Number of Shares      5.       Sole Voting Power                  668,315 /1/
Beneficially Owned    ........ .................................................
by Each Reporting     6.       Shared Voting Power                None
Person With           ........ .................................................
                      7.       Sole Dispositive Power             668,315 /1/
                      ........ .................................................
                      8.       Shared Dispositive Power           None
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          668,315 /1/
.......... ......................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.9% based on 6,696,904 shares outstanding as of June 19, 2006.
.......... ......................................................................
12.       Type of Reporting Person:

          IA; OO

--------------------------------
/1/ In addition, the Reporting Person may also be deemed to be the beneficial owner of certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                 SCHEDULE 13G

CUSIP No.: 68372T103                                          Page 3 of 11 Pages
.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned
by Each Reporting
Person With
                      ........ .................................................
                      6.       Shared Voting Power                668,315 /1/
                      ........ .................................................
                      7.       Sole Dispositive Power             None
                      ........ .................................................
                      8.       Shared Dispositive Power           668,315 /1/
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          668,315 /1/
.......... ......................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.9% based on 6,696,904 shares outstanding as of June 19, 2006.
.......... ......................................................................
12.       Type of Reporting Person:

          HC; OO

--------------------------------
/1/ In addition, the Reporting Person may also be deemed to be the beneficial owner of certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                 SCHEDULE 13G

CUSIP No.: 68372T103                                          Page 4 of 11 Pages
.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned
by Each Reporting
Person With
                      ........ .................................................
                      6.       Shared Voting Power                668,315 /1/
                      ........ .................................................
                      7.       Sole Dispositive Power             None
                      ........ .................................................
                      8.       Shared Dispositive Power           668,315 /1/
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          668,315 /1/
.......... ......................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.9% based on 6,696,904 shares outstanding as of June 19, 2006.
.......... ......................................................................
12.       Type of Reporting Person:

          HC; OO

--------------------------------
/1/ In addition, the Reporting Person may also be deemed to be the beneficial owner of certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                 SCHEDULE 13G

CUSIP No.: 68372T103                                          Page 5 of 11 Pages
.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          United States of America
...................... ........ .................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned
by Each Reporting
Person With
                      ........ .................................................
                      6.       Shared Voting Power                668,315 /1/
                      ........ .................................................
                      7.       Sole Dispositive Power             None
                      ........ .................................................
                      8.       Shared Dispositive Power           668,315 /1/
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          668,315 /1/
.......... ......................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          9.9% based on 6,696,904 shares outstanding as of June 19, 2006.
.......... ......................................................................
12.       Type of Reporting Person:

          HC

--------------------------------
/1/ In addition, the Reporting Person may also be deemed to be the beneficial owner of certain warrants to acquire Shares. The warrants, which are exercisable immediately at the option of the holder, are subject to so-called "blocker" provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.99% of the Shares then issued and outstanding. See Item 4(a) herein.

                                                            Page 6 of 11 Pages


Item 1(a).  Name of Issuer:

            Opexa Therapeutics, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2635 North Crescent Ridge Drive, Houston, TX 77381.

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)   Magnetar Financial LLC ("Magnetar Financial");

            ii)  Magnetar   Capital   Partners  LP  ("Magnetar   Capital
            Partners");

            iii)  Supernova Management LLC ("Supernova Management"); and

            iv)  Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) and warrants ("Warrants") to acquire Shares held for the accounts of Magnetar Capital Master Fund, Ltd., a Cayman Islands exempted company ("Magnetar Capital Master Fund"). Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers' Act"). Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the controlling member of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship

            i) Magnetar Financial is a Delaware limited liability company;

            ii)  Magnetar   Capital   Partners  is  a  Delaware  limited
            partnership;

            iii) Supernova Management is a Delaware limited liability company; and

            iv) Mr. Litowitz is a citizen of the United States of America.

                                                            Page 7 of 11 Pages


Item 2(d).  Title of Class of Securities:

            Common Stock, $.05 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            68372T103

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            Magnetar  Financial  is  a  registered  investment  adviser  under
Section 203 of the Advisers' Act.

Item 4.     Ownership:

Item 4(a).  Amount Beneficially Owned:

            As of July 10, 2006, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 668,315 Shares held for the account of the Magnetar Capital Master Fund.

            In  addition,   each  of   Magnetar  Financial,   Magnetar  Capital
Partners, Supernova Management and Mr. Litowitz may also be deemed to beneficially own the Shares issuable upon the exercise of the Warrants held for the account of Magnetar Capital Master Fund. The Warrants contain a contractual provision blocking exercise of the Warrants when the holder beneficially owns more than 9.99% of the issued and outstanding Shares. Since the Reporting Persons currently may be deemed to beneficially own 9.9% of the Shares, the Warrants are not currently exercisable and thus, the Shares underlying the Warrants have not been included in the calculations of the Reporting Person's beneficial ownership of the Shares.

Item 4(b)   Percent of Class:

            The number of Shares of which each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 9.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its Rule 424(b) prospectus filed recently with the Securities and Exchange Commission, there were approximately 6,696,904 shares outstanding as of June 19, 2006).

Item 4(c)   Number of Shares of which such person has:

Magnetar Financial:
-------------------
(i) Sole power to vote or direct the vote:                              668,315

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:               668,315

(iv) Shared power to dispose or direct the disposition of:                    0

                                                            Page 8 of 11 Pages


Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------
(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                           668,315

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:              668,315


Item 5.     Ownership of Five  Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five  Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages


                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2006                    MAGNETAR FINANCIAL LLC

                                       By: Magnetar Capital Partners LP,
                                           As Sole Member

                                       By: Supernova Management LLC,
                                           As General Partner

                                       By: /s/ Alec N. Litowitz
                                          ---------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager


Date: July 10, 2006                    MAGNETAR CAPITAL PARTNERS LP

                                       By: Supernova Management LLC,
                                           As General Partner

                                       By: /s/ Alec N. Litowitz
                                          ---------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager

Date: July 10, 2006                    SUPERNOVA MANAGEMENT LLC


                                       By: /s/ Alec N. Litowitz
                                          ---------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager

Date: July 10, 2006                    ALEC N. LITOWITZ

                                       /s/ Alec N. Litowitz
                                       ------------------------------

                                                            Page 10 of 11 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.          Joint Filing Agreement,  dated July 10, 2006 by and
            among Magnetar Financial LLC, Magnetar Capital Partners
            LP, Supernova  Management LLC, and Alec N. Litowitz......     11

                                                            Page 11 of 11 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Opexa Therapeutics, Inc. dated as of July 10, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: July 10, 2006                    MAGNETAR FINANCIAL LLC

                                       By: Magnetar Capital Partners LP,
                                           As Sole Member

                                       By: Supernova Management LLC,
                                           As General Partner

                                       By: /s/ Alec N. Litowitz
                                          ---------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager


Date: July 10, 2006                    MAGNETAR CAPITAL PARTNERS LP

                                       By: Supernova Management LLC,
                                           As General Partner

                                       By: /s/ Alec N. Litowitz
                                          ---------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager

Date: July 10, 2006                    SUPERNOVA MANAGEMENT LLC


                                       By: /s/ Alec N. Litowitz
                                          ---------------------------
                                       Name:  Alec N. Litowitz
                                       Title: Manager

Date: July 10, 2006                    ALEC N. LITOWITZ

                                       /s/ Alec N. Litowitz
                                       ------------------------------